Exhibit 99.2

Enbridge Inc. Announces Election of Directors

CALGARY, ALBERTA, May 4, 2022 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) held its Annual Meeting of Shareholders today. On a vote by ballot during the regular business proceedings at the meeting, shareholders approved the election of all 12 nominated directors proposed by management as listed in the Management Information Circular dated March 2, 2022.

Enbridge is pleased to welcome Jason B. Few and Steven W. Williams to the Board. Mr. Few has more than 30 years of experience as a business leader, entrepreneur and technology leader focusing on energy and energy transition. He is currently President & CEO of FuelCell Energy, Inc. Mr. Williams has more than 40 years of international energy industry experience, including as President & CEO of Suncor Energy Inc. from 2012 to 2019 and various roles during 18 years at Imperial Oil/Exxon.

“On behalf of the Board of Directors of Enbridge, we are very pleased to welcome Jason and Steve to the Enbridge Board. They each have extensive business experience and will be excellent additions to our Board. We would also like to thank Herb for his valuable service and many contributions to Enbridge over the years and we wish him well during his retirement,” stated Greg Ebel, the Chair of the Board of Directors of Enbridge.

The detailed results of the vote for the election of directors are set out below.

	Votes For		Votes Withheld
	#	%	#	%
Mayank (Mike) M. Ashar	1,119,720,044	99.45%	6,153,930	0.55%
Gaurdie E. Banister	1,119,869,199	99.47%	6,004,837	0.53%
Pamela L. Carter	1,086,100,179	96.47%	39,773,857	3.53%
Susan M. Cunningham	1,095,878,800	97.34%	29,995,236	2.66%
Gregory L. Ebel	961,024,127	85.36%	164,851,450	14.64%
Jason B. Few	1,013,646,775	90.03%	112,228,803	9.97%
Teresa S. Madden	1,089,493,666	96.77%	36,381,911	3.23%
Al Monaco	1,107,228,169	98.34%	18,647,409	1.66%
Stephen S. Poloz	1,099,533,332	97.66%	26,342,050	2.34%
S. Jane Rowe	1,119,487,346	99.43%	6,388,231	0.57%
Dan C. Tutcher	1,096,541,822	97.39%	29,333,755	2.61%
Steven W. Williams	1,120,420,673	99.52%	5,454,676	0.48%

About Enbridge Inc.

Enbridge Inc. is a leading North American energy infrastructure company. We safely and reliably deliver the energy people need and want to fuel quality of life. Our core businesses include Liquids Pipelines, which transports approximately 30 percent of the crude oil produced in North America; Gas Transmission and Midstream, which transports approximately 20 percent of the natural gas consumed in the U.S.; Gas Distribution and Storage, which serves approximately 3.9 million retail customers in Ontario and Quebec; and Renewable Power Generation, which owns approximately 1,766 MW (net) in renewable power generation capacity in North America and Europe. The Company's common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

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Email: investor.relations@enbridge.com
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